SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549






                                    Form 11-K

                                  ANNUAL REPORT






                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 1993




              Potlatch Corporation Salaried Employees' Savings Plan





                              Potlatch Corporation
             One Maritime Plaza, San Francisco, California   94111

            POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN





                              Table of Contents
                              -----------------

                                                                Page Numbers
                                                                ------------

Independent Auditors' Report                                         1


Statements of Financial Condition                                    2


Statements of Income and Changes in Plan Equity                    3 - 4


Notes to Financial Statements                                      5 - 6


Item 30a - Schedule of Assets Held for Investment Purposes           7


Item 30d - Schedule of Reportable Transactions                       8


Signatures                                                           9


Exhibit Index                                                       10

                        Independent Auditors' Report
                        ----------------------------



Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
  Savings Plan:


We have audited the statements of financial condition of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 1993 and 1992 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly the financial position of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 1993 and 1992 and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          KPMG PEAT MARWICK


April 8, 1994

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statements of Financial Condition
At December 31, 1993 and 1992


                                           1993            1992                                             1993            1992
                                           ----            ----                                             ----            ----

Assets:                                                               Liabilities and Equity:

  Fixed Income Fund:                                                    Fixed Income Fund:
    Accounts receivable                                                   Accounts payable
      Participating employees         $          -    $        457          Participating employees    $     34,365    $          -
    Putnam Fiduciary Trust Company
      GIC Fund                          37,035,873      38,639,345      Fund equity                      37,001,508      38,639,802
                                      ------------    ------------                                     ------------    ------------
                                        37,035,873      38,639,802                                       37,035,873      38,639,802
                                      ------------    ------------                                     ------------    ------------

  George Putnam Fund:                                                   George Putnam Fund:
    Accounts receivable                                                   Accounts payable
      Participating employees                    -             536          Participating employees             953               -
    George Putnam Fund of Boston         1,888,673          54,597        Fund equity                     1,887,720          55,133
                                      ------------    ------------                                     ------------    ------------
                                         1,888,673          55,133                                        1,888,673          55,133
                                      ------------    ------------                                     ------------    ------------

  Convertible Fund:                                                     Convertible Fund:
    Accounts receivable                                                   Accounts payable
      Participating employees                    -             318          Participating employees              26               -
    Putnam Convertible Income-
      Growth Fund                       10,649,332       8,379,640        Fund equity                    10,649,306       8,379,958
                                      ------------    ------------                                     ------------    ------------
                                        10,649,332       8,379,958                                       10,649,332       8,379,958
                                      ------------    ------------                                     ------------    ------------

  Growth and Income Fund:                                               Growth and Income Fund:
    Accounts receivable                                                   Accounts payable
      Participating employees                    -             485          Participating employees             680               -
    Putnam Fund for Growth
      and Income                         3,346,669          85,244        Fund equity                     3,345,989          85,729
                                      ------------    ------------                                     ------------    ------------
                                         3,346,669          85,729                                        3,346,669          85,729
                                      ------------    ------------                                     ------------    ------------

  Voyager Fund:                                                         Voyager Fund:
    Accounts receivable                                                   Accounts payable
      Participating employees                    -           1,411          Participating employees             353               -
    Putnam Voyager Fund                  5,322,040         171,199        Fund equity                     5,321,687         172,610
                                      ------------    ------------                                     ------------    ------------
                                         5,322,040         172,610                                        5,322,040         172,610
                                      ------------    ------------                                     ------------    ------------

  Stock Fund:                                                           Stock Fund:
    Cash and equivalents                     3,321          51,426        Accounts payable
    Accounts receivable                                                     Participating employees          28,044               -
      Participating employee                     -             339        Forfeitures                         3,321          49,449
    Potlatch Corporation common
    stock, 1,199,421 shares
    (1,191,094) shares in 1992)         56,522,695      54,790,321        Fund equity                    56,494,651      54,792,637
                                      ------------    ------------                                     ------------    ------------
                                        56,526,016      54,842,086                                       56,526,016      54,842,086
                                      ------------    ------------                                     ------------    ------------

                                      $114,768,603    $102,175,318                                     $114,768,603    $102,175,318
                                      ============    ============                                     ============    ============


The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1993

                                                                                  Growth
                                            Fixed       George                      and
                                            Income      Putnam    Convertible     Income     Voyager        Stock
                                             Fund        Fund        Fund          Fund       Fund           Fund         Total
                                            ------      ------    -----------     ------     -------        -----         -----

Income on fund transactions:
  Interest income                        $ 2,454,852  $        -  $         -  $        -  $        -    $       591  $  2,455,443
  Dividend and other income                        -     125,571      822,895     220,023     192,291      1,789,941     3,150,721
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------
                                           2,454,852     125,571      822,895     220,023     192,291      1,790,532     5,606,164
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

Market value appreciation of assets                -           -      655,823      37,134     455,476      1,626,068     2,774,501
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

Contributions (Note 2):
  Employee                                 1,613,034     726,041      672,538   1,125,772   2,177,286      1,521,805     7,836,476
  Employer                                         -           -            -           -           -      3,335,482     3,335,482
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------
                                           1,613,034     726,041      672,538   1,125,772   2,177,286      4,857,287    11,171,958
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

Transfers from other funds                 4,275,934   1,397,380    1,137,431   2,488,573   3,326,275      1,607,508    14,233,101
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

    Total increases                        8,343,820   2,248,992    3,288,687   3,871,502   6,151,328      9,881,395    33,785,724
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                   2,824,552      37,223      276,885     178,979      70,709      2,769,765     6,158,113
    Market value of shares
    distributed in settlement
    of employees' accounts                         -           -            -           -           -        811,131       811,131
  Forfeitures and other adjustments
    to employer contributions                      -           -            -           -           -          3,321         3,321
  Transfers to other funds                 7,157,562     374,116      742,454     432,263     931,542      4,595,164    14,233,101
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------
                                           9,982,114     411,339    1,019,339     611,242   1,002,251      8,179,381    21,205,666
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

Market value depreciation of assets                -       5,066            -           -           -              -         5,066
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

    Total decreases                        9,982,114     416,405    1,019,339     611,242   1,002,251      8,179,381    21,210,732
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

    Net increase (decrease) in equity     (1,638,294)  1,832,587    2,269,348   3,260,260   5,149,077      1,702,014    12,574,992

Equity at beginning of period             38,639,802      55,133    8,379,958      85,729     172,610     54,792,637   102,125,869
                                         -----------  ----------  -----------  ----------  ----------    -----------  ------------

Equity at end of period                  $37,001,508  $1,887,720  $10,649,306  $3,345,989  $5,321,687    $56,494,651  $114,700,861
                                         ===========  ==========  ===========  ==========  ==========    ===========  ============




The accompanying notes are an integral part of these financial statements.


POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statements of Income and Changes in Plan Equity
For the Year Ended December 31, 1992

                                                                                  Growth
                                              Fixed       George                    and
                                              Income      Putnam   Convertible    Income     Voyager      Stock
                                               Fund        Fund       Fund         Fund       Fund         Fund        Total
                                              ------      ------   -----------    ------     -------      -----        -----

Income on fund transactions:
  Interest income                          $ 2,963,467   $     -    $      796    $     -    $      -   $    11,406  $  2,975,669
  Dividend and other income                          -         -       401,153          -       4,061     1,674,447     2,079,661
                                           -----------   -------    ----------    -------    --------   -----------  ------------
                                             2,963,467         -       401,949          -       4,061     1,685,853     5,055,330
                                           -----------   -------    ----------    -------    --------   -----------  ------------

Market value appreciation of assets                  -        81       954,554        601           -     9,212,942    10,168,178
                                           -----------   -------    ----------    -------    --------   -----------  ------------

Contributions (Note 2):
  Employee                                   3,273,652    55,052     1,027,515     85,128     169,948     1,761,063     6,372,358
  Employer                                           -         -             -          -           -     2,986,838     2,986,838
                                           -----------   -------    ----------    -------    --------   -----------  ------------
                                             3,273,652    55,052     1,027,515     85,128     169,948     4,747,901     9,359,196
                                           -----------   -------    ----------    -------    --------   -----------  ------------

Transfers from other funds                   1,458,351         -       346,485          -           -       609,699     2,414,535
Rollover from other plans                        1,427         -             -          -           -             -         1,427
                                           -----------   -------    ----------    -------    --------   -----------  ------------
                                             1,459,778         -       346,485          -           -       609,699     2,415,962
                                           -----------   -------    ----------    -------    --------   -----------  ------------

    Total increases                          7,696,897    55,133     2,730,503     85,729     174,009    16,256,395    26,998,666
                                           -----------   -------    ----------    -------    --------   -----------  ------------

Less distributions, forfeitures and
transfers to other accounts:
  Distributions to participating
  employees:
    Cash                                     3,091,410         -       267,378          -           -     3,258,370     6,617,158
    Market value of shares
    distributed in settlement
    of employees' accounts                           -         -             -          -           -     1,233,628     1,233,628
  Forfeitures and other adjustments
    to employer contributions                        -         -             -          -           -        21,103        21,103
  Transfers to other funds                     676,578         -             -          -           -     1,737,957     2,414,535
                                           -----------   -------    ----------    -------    --------   -----------  ------------
                                             3,767,988         -       267,378          -           -     6,251,058    10,286,424
                                           -----------   -------    ----------    -------    --------   -----------  ------------

Market value depreciation of assets                  -         -             -          -       1,399             -         1,399
                                           -----------   -------    ----------    -------    --------   -----------  ------------

    Total decreases                          3,767,988         -       267,378          -       1,399     6,251,058    10,287,823

                                           -----------   -------    ----------    -------    --------   -----------  ------------
    Net increase in equity                   3,928,909    55,133     2,463,125     85,729     172,610    10,005,337    16,710,843

Equity at beginning of period               34,710,893         -     5,916,833          -           -    44,787,300    85,415,026
                                           -----------   -------    ----------    -------    --------   -----------  ------------

Equity at end of period                    $38,639,802   $55,133    $8,379,958    $85,729    $172,610   $54,792,637  $102,125,869
                                           ===========   =======    ==========    =======    ========   ===========  ============



The accompanying notes are an integral part of these financial statements.


              POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

                          Notes to Financial Statements
                     Years Ended December 31, 1993 and 1992


Note 1.  Principal Accounting Policies
- - --------------------------------------

     Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting.

Note 2.  General
- - ----------------

     The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. Also effective December 1, 1992, the plan added three investment options and made other significant changes to plan provisions. A discussion of the new investment options and other plan changes is included in the following paragraphs.

     The plan provides that each eligible salaried employee may make a participating contribution up to 6% of his or her base monthly salary and a voluntary contribution up to 9% of such monthly earnings. The employee elects how much of his or her contribution is to be deferred (deducted before income taxes are withheld) and how much is to be non-deferred (deducted after income taxes are withheld). Employees may invest in any combination of six investment funds: a fixed income fund, a stock fund, and four mutual funds. The four mutual funds are: the Putnam Convertible Income-Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund and the George Putnam Fund of Boston. The latter three funds were added effective December 1, 1992. The Fixed Income Fund is also a Putnam Fund and became an investment option at December 1, 1992, replacing the Fixed Income Fund maintained at Wells Fargo Bank N.A. The fund at Wells Fargo consisted of a group of individual Guaranteed Investment Contracts (GICs) negotiated with various insurance companies. The GICs are held separately at Putnam, although for reporting purposes, they were combined with Putnam's Fixed Income Fund and reported as one investment. Employer contributions to the plan equal 70% of employee participating contributions for each plan year, provided, however, that the employer may fix a higher or lower rate.
Employer contributions are invested in company stock and allocated to the employees in proportion to their participating contributions. Federal tax rules place certain limitations on employee and employer contributions.

     Effective December 1, 1992, the plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a prior distribution from another employer's qualified plan, subject to certain restrictions.

- - ------------------------

     Separate accounts are maintained for each participant's deferred, non-deferred and rollover employee contributions by investment fund and a company stock account is maintained for each participant's employer contributions. The accounts are credited with contributions and earnings or losses attributable to such contributions.

     A participant may transfer past deferred, non-deferred and rollover contributions among funds at anytime. Prior to December 1, 1992, a participant could transfer past deferred and non-deferred contributions at the end of each quarter.

     A participant's interest in his or her deferred, non-deferred and rollover accounts is at all times fully vested and nonforfeitable. A participant's interest in the company stock account is fully vested when the participant's employment terminates due to early, normal or deferred retirement under the retirement plan, total and permanent disability, death or after completion of 2 or more years of vesting service. Prior to December 1, 1992, a participant's interest in the company stock account became fully vested after completion of 5 or more years of vesting service. If a participant's employment terminates before such participant retires, becomes disabled, dies or completes 2 years (5 years prior to December 1, 1992) of vesting service, the participant's company stock account is forfeited.

     The plan provides that any part of a participant's company stock account which is not distributable to the participant or the participant's benefi-ciary upon termination of employment constitutes a forfeiture. As of the end of the plan year, any forfeitures attributable to former participants who are not reemployed prior to the last day of the plan year in which their employ-ment terminated will be credited against the amount of the employer contribu-tions for the following plan year.

     Participants should refer to the plan prospectus for a more complete description of the plan's provisions.

Note 3.  Federal Income Taxes
- - -----------------------------

     The Commissioner of Internal Revenue has ruled that the plan, effective November 17, 1987, meets the requirements of a plan qualified under Section 401(a) of the Internal Revenue Code (the "Code"), including a cash or deferred arrangement qualified under Section 401(k) of the Code.

                                                                    Schedule I
                                                                    ----------
            POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN
         Item 30a - Schedule of Assets Held for Investment Purposes
                            At December 31, 1993




Party-In-                                                                                               Current
Interest        Issue                                 Description                       Cost<1>          Value
- - ---------       -----                                 -----------                       ----            -------
             Putnam Funds                         Putnam Fiduciary Trust
                                                    Company GIC Fund                 $37,035,873      $37,035,873
             Putnam Funds                         Putnam Convertible Income
                                                    Growth Trust                       9,994,470       10,649,332
             Putnam Funds                         George Putnam Fund
                                                    of Boston                          1,905,121        1,888,673
             Putnam Funds                         The Putnam Fund for
                                                    Growth and Income                  3,320,219        3,346,669
             Putnam Funds                         The Putnam Voyager Fund              4,905,093        5,322,040
   *         Potlatch Corporation                 Common Stock                        33,104,248       56,522,695


   <1>   Effective December 1, 1992, Putnam Fiduciary Trust Company became trustee of the plan's assets. Prior to that date, Wells Fargo Bank, N.A. was trustee. With respect to the Putnam Convertible Income Growth Trust shown above, cost for such fund represents fair market value at date of transfer adjusted by subsequent activity.



                                                                   Schedule II
                                                                   -----------


               POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN
                  Item 30d - Schedule of Reportable Transactions
                       For the Year Ended December 31, 1993

Five percent reportable transactions as certified by Putnam Fiduciary Trust Company for the year ended December 31, 1993 for the Potlatch Corporation Salaried Employees' Savings Plan are detailed below.


Number of                     Description                   Cost of        Current Value at
Transactions                   of Assets                     Asset        Date of Transaction      Net Gain
- - ------------                  -----------                   -------       -------------------      --------

                         Putnam Fiduciary Trust
                            Company GIC Fund
                         ----------------------

165 Purchases               8,273,111 Units               $8,273,111         $8,273,111            $        -
257 Sales                   9,947,749 Units                9,947,749          9,947,749                     -

                           George Putnam Fund
                               of Boston
                           ------------------

119 Purchases                 160,899 Shares               2,249,528          2,249,528                     -
 90 Sales                      28,633 Shares                 398,922            410,386                11,464

                            Putnam Convertible
                         Income Growth Fund, Inc.
                         ------------------------

133 Purchases                 134,739 Shares               2,633,182          2,633,182                     -
137 Sales                      51,874 Shares                 958,328          1,019,313                60,985

                          The Putnam Fund for
                           Growth and Income
                          -------------------

149 Purchases                 284,190 Shares               3,834,852          3,834,852                     -
105 Sales                      44,750 Shares                 599,276            610,561                11,285

                          The Putnam Voyager Fund
                          -----------------------

165 Purchases                 516,802 Shares               5,697,263          5,697,263                     -
133 Sales                      89,202 Shares                 964,768          1,001,898                37,130

                          Potlatch Common Stock
                          ---------------------

143 Purchases                 181,557 Shares               8,208,594          8,208,594                     -
248 Sales                     173,230 Shares               4,638,672          8,102,290             3,463,618



                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:



                                   Potlatch Corporation Salaried
                                   -----------------------------
                                      Employees' Savings Plan
                                      -----------------------



                                   By     Terry L. Carter
                                      --------------------------------
                                          Terry L. Carter, Controller
                                          Potlatch Corporation




Date:  June 24, 1994

             POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN





                                 Exhibit Index
                                 -------------

Exhibit
- - -------

 (23)            Consent of Independent Auditors.